Item 77C: Matters submitted to a vote of security holders

On January 26, 2010, shareholders of the BB&T Mid Cap Growth Fund ("Mid Cap Growth Fund") and of the shareholders of the BB&T Small Cap Fund ("Small Cap Fund"), each a series of BB&T Funds, held a Joint Special Meeting of Shareholders (the "Meeting"). At the Meeting, shareholders of the Mid Cap Growth Fund voted to approve an Agreement and Plan of Reorganization providing for the consolidation and transfer of all of the assets and liabilities of the Mid Cap Growth Fund to the BB&T Mid Cap Value Fund, a series of BB&T Funds ("Mid Cap Value Fund") in exchange for shares of the Mid Cap Value Fund. The results of the voting were as follows:

AFFIRMATIVE            AGAINST               ABSTAIN
8,148,934.40          3,896.96               2,506.89

Additionally, at the Meeting, shareholders of the Small Cap Fund voted to approve an Agreement and Plan of Reorganization providing for the consolidation and transfer of all of the assets and liabilities of the Small Cap Fund to the Sterling Capital Small Cap Value Fund, a series of BB&T Funds ("Sterling Fund") in exchange for shares of the Sterling Fund. The results of the voting were as follows:

AFFIRMATIVE             AGAINST              ABSTAIN
2,598,200.89           1,124.88             3,993.57